SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

          Under the Securities and Exchange Act of 1934
                       (Amendment No. 5)*

                    Capital Cities/ABC, Inc.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           139861 10 8
                         (CUSIP Number)

                        Warren E. Buffett
                     Berkshire Hathaway Inc.
            1440 Kiewit Plaza, Omaha, Nebraska  68131
                         (402) 346-1400
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          July 31, 1995
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter dis-closures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               Warren E. Buffett, ###-##-####

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]

______________________________________________________________________________

3        SEC USE ONLY


______________________________________________________________________________

4        Source of Funds*:
               AF

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               United States citizen

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
               -0-

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
               20,000,000 shares (See Item 5)

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
               -0-

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
               20,000,000 shares (See Item 5)

11       Aggregate amount beneficially owned by each Reporting Person:
               20,000,000 shares

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares                     [ ]

13       Percent of class represented by amount in Row (11):
               13.0%

14       Type of Reporting Person*:
               IN


1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               Berkshire Hathaway Inc., 04-2254452

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]

______________________________________________________________________________

3        SEC USE ONLY


______________________________________________________________________________

4        Source of Funds*:
               WC, AF

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Delaware corporation

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
               -0-

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
               20,000,000 shares (See Item 5)

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
               -0-

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
               20,000,000 shares (See Item 5)

11       Aggregate amount beneficially owned by each Reporting Person:
               20,000,000 shares

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares                     [ ]

13       Percent of class represented by amount in Row (11):
               13.0%

14       Type of Reporting Person*:
               HC, CO

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               National Indemnity Company, 47-0355979

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]

______________________________________________________________________________

3        SEC USE ONLY


______________________________________________________________________________

4        Source of Funds*:
               WC

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Nebraska corporation

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
               -0-

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
               7,000,000 shares

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
               -0-

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
               7,000,000 shares

11       Aggregate amount beneficially owned by each Reporting Person:
               7,000,000 shares

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares                     [ ]

13       Percent of class represented by amount in Row (11):
               4.5%

14       Type of Reporting Person*:
               IC


1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               National Fire and Marine Insurance Company, 47-6021331

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]

______________________________________________________________________________

3        SEC USE ONLY


______________________________________________________________________________

4        Source of Funds*:
               WC

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Nebraska corporation

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
               -0-

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
               1,500,000 shares

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
               -0-

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
               1,500,000 shares

11       Aggregate amount beneficially owned by each Reporting Person:
               1,500,000 shares

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares                     [ ]

13       Percent of class represented by amount in Row (11):
               1.0%

14       Type of Reporting Person*:
               IC


1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               Columbia Insurance Company, 47-0530077

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]

______________________________________________________________________________

3        SEC USE ONLY


______________________________________________________________________________

4        Source of Funds*:
               WC

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Nebraska corporation

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
               -0-

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
               8,500,000 shares

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
               -0-

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
               8,500,000 shares

11       Aggregate amount beneficially owned by each Reporting Person:
               8,500,000 shares

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares                     [ ]

13       Percent of class represented by amount in Row (11):
               5.5%

14       Type of Reporting Person*:
               IC

1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               Cornhusker Casualty Company, 47-0529945

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]

______________________________________________________________________________

3        SEC USE ONLY


______________________________________________________________________________

4        Source of Funds*:
               WC

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Nebraska corporation

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
               -0-

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
               2,500,000 shares

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
               -0-

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
               2,500,000 shares

11       Aggregate amount beneficially owned by each Reporting Person:
               2,500,000 shares

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares                     [ ]

13       Percent of class represented by amount in Row (11):
               1.6%

14       Type of Reporting Person*:
               IC


1        Name of Reporting Person:

         S.S. or I.R.S. Identification No. of Above Person:
               Nebraska Furniture Mart, Inc., 43-0428274

2        Check the appropriate box if a member of a Group*:

                                                         (a)  [X]
                                                         (b)  [ ]

______________________________________________________________________________

3        SEC USE ONLY


______________________________________________________________________________

4        Source of Funds*:
               WC

5        Check box if disclosure of Legal Proceedings
         is required pursuant to Items 2(d) or (e)            [ ]

6        Citizen or place of organization:
               Nebraska corporation

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:
               -0-

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:
               500,000 shares

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:
               -0-

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:
               500,000 shares

11       Aggregate amount beneficially owned by each Reporting Person:
               500,000 shares

12       Check Box if the aggregate amount in
         Row (11) excludes certain shares                     [ ]

13       Percent of class represented by amount in Row (11):
               0.3%

14       Type of Reporting Person*:
               CO

     This Schedule 13D relating to the Common Stock of Capital Cities/ABC, Inc. ("Capital Cities/ABC" or "the Company") is hereby amended as follows:


     Item 4 is amended to read in full as follows:

Item 4.   Purpose of Transaction.

          The subsidiaries of Berkshire Hathaway Inc. ("Berkshire") identified in Items 2 and 5 purchased an aggregate of 3,000,000 shares (prior to giving effect to a 10-for-1 stock split) of common stock of the Company on January 2, 1986 pursuant to the terms of a stock purchase agreement (the "Stock Purchase Agreement") dated January 2, 1986 by and among such subsidiaries, Berkshire and Capital Cities Communications, Inc. (the corporate predecessor of the Company). The purpose of such transaction was to acquire shares for investment. The number of shares of common stock of Capital Cities presently held by the persons filing this Schedule 13D are set forth in Item 5(a).

          On July 31, 1995, Berkshire entered into a Stock Agreement (the "Stock Agreement") with The Walt Disney Company ("Disney") and Thomas S. Murphy with respect to the shares of common stock of the Company ("Shares") owned by subsidiaries of Berkshire. The Stock Agreement was entered into in connection with the Agreement and Plan of Reorganization dated July 31, 1995 (the "Merger Agreement") between Disney and the Company.

          The Merger Agreement contemplates, among other things, the organization of a holding company ("Holding Company") and the merger of a subsidiary of Holding Company with and into the Company (the "Company Merger"). Upon consummation of the Company Merger, each share of the Common Stock of the Company (other than certain shares described in the Merger Agreement) will be converted into the merger consideration described in the Merger Agreement. Consummation of the Company Merger is conditioned upon the approval of the shareholders of the Company, among other things.

          In the Stock Agreement, Berkshire agreed that, until the close of business on the date of the shareholders meeting called to vote upon the Company Merger (the "Special Meeting"), and except as otherwise provided in the Stock Agreement, Berkshire will cause each of its subsidiaries that is a holder of record of Shares (a "Shareholder") not to (a) sell, pledge or otherwise dispose of any of its Shares, (b) deposit its Shares into a voting trust or enter into a voting agreement with respect to such Shares or grant any proxy with respect thereto, or (c) enter into any contract, option or other arrangement with respect to the direct or indirect acquisition or sale, transfer or other disposition of any common stock of the Company.

          Berkshire also agreed in the Stock Agreement to cause each Shareholder to vote its Shares at the Special Meeting (or to execute written consents with respect to its Shares) (a) in favor of the adoption of the Merger Agreement and approval of the Company Merger and the other transactions contemplated by the Merger Agreement, (b) against any Alternative Proposal (as defined in the Merger Agreement), and (c) in favor of any other matter necessary to consummation of the transactions contemplated by the Merger Agreement. Berkshire further agreed that, prior to the effective time of the Company Merger, it will not permit any Shareholder or any subsidiary or officers, directors, employees, agents and representatives thereof, to initiate, solicit or encourage any inquiries or the making or implementation of any proposal or offer with respect to an Alternative Proposal (as defined in the Merger Agreement) or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Alternative Proposal, or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal, and Berkshire will cause each Shareholder to notify Disney if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it.

          In the Stock Agreement, Mr. Murphy agreed to relinquish all rights with respect to, and to not exercise any rights or powers pursuant to, proxies given by each of the Shareholders pursuant to the Stock Purchase Agreement naming Mr. Murphy as its attorney and proxy for so long as either Mr. Murphy or Daniel B. Burke is Chief Executive Officer of the Company. Mr. Murphy released each Shareholder from any further liability or obligation under such proxies to the extent necessary to comply with the Stock Agreement.

          The Stock Agreement will terminate automatically immediately upon termination of the Merger Agreement.

          Berkshire and the Shareholders will have certain registration rights under a registration rights agreement to be executed by Holding Company in connection with the Company Merger with respect to shares of Holding Company common stock issued in the Company Merger (and shares issued or distributed in connection with such shares or the exercise of any right related to such shares).

          In addition to the provisions of the Stock Agreement, the Stock Purchase Agreement contains, among other provisions, restrictions on the ability of Berkshire and its subsidiaries to purchase additional shares of Capital Cities common stock, or to sell the shares owned by them, prior to January 2, 1997. Specifically, the Stock Purchase Agreement provides that, prior to January 2, 1997, neither Berkshire nor its subsidiaries may acquire without the consent of Capital Cities any additional shares of Capital Cities common stock, if such acquisition would give Berkshire or any of its subsidiaries, directly or indirectly, more than 30% of all outstanding Capital Cities voting stock. The Stock Purchase Agreement also provides that until January 2, 1997 neither Berkshire nor any of its subsidiaries may dispose of any Capital Cities stock without first offering such stock to Capital Cities, or knowingly sell Capital Cities stock to any entity or group if such a sale would give the entity or group more than 5% of all outstanding Capital Cities voting stock. Berkshire Hathaway and its subsidiaries also have certain registration rights under the Stock Purchase Agreement.

          Other than as discussed above, the persons filing this Schedule have no plans or proposals that relate to or would result in the acquisition by any person of additional securities of Capital Cities, or the disposition of securities of Capital Cities; an extraordinary corporate transaction involving Capital Cities or any of its subsidiaries; a sale or transfer of a material amount of assets of Capital Cities or any of its subsidiaries; a change in the present Board of Directors or management of Capital Cities; a material change in the present capitalization or dividend policy of Capital Cities; any other material change in Capital Cities' business or corporate structure; changes in Capital Cities' charter or bylaws or other actions that might impede the acquisition of control of Capital Cities by any other person; causing securities of Capital Cities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; causing securities of Capital Cities to be eligible for termination of registration pursuant to the Securities Exchange Act of 1934; or any other similar action.


     Item 5 is amended to read in full as follows:

Item 5.   Interest in Securities of the Issuer.

     a. The following table sets forth the aggregate number of shares of, and the percentage of the class of, the common stock of Capital Cities/ABC held of record by the following corporations named in Item 2:

                                   No. of         Percent of
Name                               Shares           Shares*

National Indemnity Company          7,000,000         4.5
National Fire and Marine
  Insurance Company                 1,500,000         1.0
Columbia Insurance Company          8,500,000         5.5
Cornhusker Casualty Company         2,500,000         1.6
Nebraska Furniture Mart, Inc.         500,000          .3
          TOTAL                    20,000,000        13.0

* Assumes 154,061,655 shares of common stock of Capital Cities/ABC outstanding, based upon public disclosures by Capital Cities/ABC as of July 31, 1995.

Warren E. Buffett may be deemed to control Berkshire Hathaway Inc., which controls each of the corporations with record ownership of the common stock of Capital Cities/ABC identified in the table above. Both Mr. Buffett and Berkshire Hathaway Inc. thus may be considered to have beneficial ownership of the entire 20,000,000 shares of Capital Cities/ABC common stock held of record by the corporations identified above. All of the corporations identified above are direct subsidiaries of Berkshire Hathaway Inc., except Cornhusker Casualty Company, which is a direct subsidiary of National Indemnity Company.

          To the best knowledge of the persons filing this Schedule, Charles
T. Munger and Michael A. Goldberg are the only officers or directors of the corporations identified in Item 2 that have beneficial ownership of common stock of Capital Cities/ABC. Mr. Munger is a beneficial owner of the 8,000 shares owned by The Alfred C. Munger Foundation of which he and his wife are two of the three trustees. Mr. Goldberg owns 2,500 shares.

     b.   Subject to the provisions of the Stock Agreement described in Item
4, each of the persons named in Item 5(a) has both voting and investment power with respect to the respective shares indicated. However, Warren E. Buffett, Chairman of the Board of Berkshire Hathaway Inc., who may be deemed to control the corporations named in Item 5(a), directs the investments and voting of each of the corporations named. Thus, Mr. Buffett and Berkshire Hathaway Inc. share voting power and investment power with respect to the shares of Capital Cities/ABC owned by each of the corporations named in Item 5(a).

     c. Other than entering into the Stock Agreement described in Item 4, none of the persons named in Item 5(a) has effected any transactions in the Common Stock of the Company during the past 60 days.

     d.   Not applicable.

     e.   Not applicable.


     Item 6 is amended by adding thereto the following:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities Of the Issuer.

          As described in Item 4, the Stock Agreement contains restrictions upon the acquisition, disposition, and voting of Capital Cities/ABC stock held by Berkshire and its subsidiaries.


     Item 7 is amended by adding thereto the following:

Item 7.   Material to be Filed as Exhibits.

          Exhibit D:     Stock Agreement dated July 31, 1995 among The
                         Walt Disney Company, Berkshire Hathaway Inc., and
                         Thomas S. Murphy.

          Exhibit E:     Agreement and Plan of Reorganization dated July
                         31, 1995 between The Walt Disney Company and
                         Capital Cities/ABC, Inc.



     After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete, and correct.

     Dated this 3rd day of August, 1995.




/s/Warren E. Buffett
Warren E. Buffett


BERKSHIRE HATHAWAY INC.            NATIONAL INDEMNITY COMPANY



By /s/Warren E. Buffett            By /s/ Warren E. Buffett
  Warren E. Buffett                  Warren E. Buffett
  Chairman of the Board              Chairman of the Board


NATIONAL FIRE AND MARINE           COLUMBIA INSURANCE COMPANY
  INSURANCE COMPANY



By /s/Warren E. Buffett            By /s/ Warren E. Buffett
  Warren E. Buffett                  Warren E. Buffett
  Chairman of the Board              Chairman of the Board


CORNHUSKER CASUALTY COMPANY and NEBRASKA FURNITURE MART, INC.


                                   By /s/ Warren E. Buffett
                                     Warren E. Buffett
                                     Attorney-in-Fact